MONTANA
NORTH DAKOTA
WYOMING
COLORADO
NEW MEXICO
ARIZONA

Western Refining

NORTHERN TIER

Western Refining Logistics

RBC 2016 Global
Energy and Power
Executive Conference
June 7, 2016
Filed by Western Refining, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Northern Tier Energy LP
Form S-4 File No.: 333-209031
On June 7, 2016, Western Refining, Inc. made the
following presentation available on its website,
which it presented later that day at the RBC 2016
Global Energy and Power Executive Conference.

Western Refining
NORTHERN TIER
Western Refining Logistics

Cautionary Statements
This presentation includes “forward-looking statements” by Western Refining, Inc. (“Western” or “WNR”) which are protected as forward-looking statements under the Private Securities
Litigation Reform Act of 1995.  The forward-looking statements reflect Western’s current expectations regarding future events, results or outcomes.  Words such as “anticipate,” “assume,”
“believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “position,” “potential,” “predict,” “project,” “strategy,” “will,” “future” and similar terms and phrases are used to identify forward-looking statements.  The forward-looking statements contained herein include statements related to, among other things: WNR’s attractive geographies with pipeline access to advantaged crude oil production in the Permian Basin, Four Corners, Bakken and western Canada, and historically strong refined product regions; Western’s integrated distribution network including a fully integrated crude oil pipeline system to serve its refineries, refined product distribution to wholesale end-user, and extensive retail network;
growth opportunities for WNR’s refining and logistics platforms, including enhancements to refining profitability and expansion of its logistics footprint; WNR’s capital allocation discipline, including reinvestment in its businesses to grow EBITDA / cash flows, debt reduction and shareholder friendly focus;  Western and Northern Tier Energy LP’s (“NTI”) plans and expectations with respect to a merger, including the anticipated benefits of the merger such as a diversified asset base with pipeline access to advantaged crude oil combined with strong refined product regions, potential financial and operational synergies, a simplified organizational structure that facilitates easier-to-understand financial reporting and valuation of equity, flexibility for potential NTI logistics assets drop-downs to Western Refining Logistics, LP (“WNRL”), lower cost of capital, and more competitive acquisition currency; the sources and uses of funding for the merger, and associated anticipated debt to EBITDA ratios, assumed closing price and outstanding units at merger; WNR’s access to attractive refined product outlets; WNR’s strong gross margin in comparison to its peers; growth opportunities at NTI’s St. Paul Park refinery, including organic projects such as the replacement of the crude unit desalters, modification to the crude unit/hydrotreater and solvent deasphalter and the anticipated capital expenditure and estimated operating income associated with such improvements;  potential WNR and NTI logistics asset sales to WNRL, including the estimated annual Operating Income from such sales, which may include NTI traditional logistics assets such as storage tanks, terminals, pipelines and trucking operations, the economics associated with crude oil throughput on the TexNew Mex pipeline above 13,000 bpd, the Bobcat crude oil pipeline and associated crude oil terminals, the Jal/Wingate/Clearbrook crude oil and liquefied petroleum gas storage and rail logistics facilities, and a proposed, but currently deferred, crude oil pipeline from Wink, Texas to Crane,
Texas; and WNR’s strong dividend growth. These statements are subject to the risk that a merger between Western and NTI is not consummated at all, including due to the inability of
Western or NTI to obtain all approvals necessary or the failure of other closing conditions, as well as to the general risks inherent in Western’s and NTI’s businesses and the merged company’s ability to compete in a highly competitive industry.  Such expectations may or may not be realized and some expectations may be based upon assumptions or judgments that prove to be incorrect.  In addition, Western’s business and operations involve numerous risks and uncertainties, many of which are beyond Western’s control, which could materially affect its financial condition, results of operations and cash flows and those of the merged company. Additional information relating to the uncertainties affecting Western’s businesses is contained in its filings with the Securities and Exchange Commission (the “SEC”). The forward-looking statements are only as of the date made, and Western does not undertake any obligation to (and each expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.
Important Notice to Investors
This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction where such an offer, solicitation or sale is unlawful.  Any such offer will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of
1933, as amended, and pursuant to a registration statement filed with the SEC.
This communication may be deemed to be solicitation material in respect of the proposed merger of NTI and a subsidiary of Western. In connection with the proposed merger, Western filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of NTI that also constitutes a prospectus of Western. The Registration Statement was declared effective by the SEC on May 23, 2016. NTI commenced mailing to its security holders a definitive proxy statement/prospectus on or about May 23, 2016. Western and NTI also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY
STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR
INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Western and NTI once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Western will be available free of charge on Western's website at www.wnr.com under the "Investor Relations" section or by contacting Western's Investor Relations
Department at (602) 286-1530.  Copies of the documents filed with the SEC by NTI will be available free of charge on NTI's website at www.northerntier.com under the "Investors" section or by contacting NTI's Investor Relations Department at (651) 769-6700.
Participants in Solicitation Relating to the Merger
Western, NTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the common unitholders of NTI in connection with the proposed merger. Information about the directors and executive officers of Western is set forth in the Proxy Statement on Schedule 14A for Western's 2016 annual meeting of shareholders, which was filed with the SEC on April 22, 2016. Information about the directors and executive officers of the general partner of NTI is set forth in the 2015 Annual Report on
Form 10-K for NTI, which was filed with the SEC on February 26, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and may be contained in other relevant materials to be filed with the SEC when they become available.

Western Refining
Northern Tier
Western Refining Logistics

Investment Considerations
Pipeline access to advantaged crude oil production
Permian, Four Corners, Bakken and western Canada
Historically strong refined product regions
Attractive
Refinery
Locations
Fully integrated crude oil pipeline system to serve refineries
Refined product distribution to wholesale end-user
Extensive retail network
Integrated
Distribution
Network
Two growth platforms:  Refining and Logistics
Enhance refining profitability
Expand logistics footprint
Growth
Opportunities
Debt reduction
Reinvest in business to grow EBITDA/ cash flow
Shareholder friendly
Capital
Allocation
Discipline

Western Refining Northern Tier Western Refining Logistics

WNR/NTI Strategic Combination
On December 21, 2015, WNR and Northern Tier Energy announced a merger on the following terms:
Key benefits of the combination:
Diversified asset base with pipeline access to advantaged crude oil combined with strong refined product regions
$10+ million in identified potential financial/operational synergies
Facilitates easier-to-understand financial reporting and valuation of equity
Provides more flexibility around pace of NTI logistic asset drop-downs to WNRL
Expected lower cost of capital and more competitive acquisition currency
WNR Shares per NTI Unit
0.2986
WNR Price (Oct 23,2015)
44.68
$
Equity Value per NTI Unit
13.34
$
Cash per NTI Unit
15.00
$
Implied Consideration
28.34
$
Premium to NTI 20-day Undisturbed VWAP Price (10/23)
18%

Western Refining
Northern Tier
Western Refining Logistics

Sources and Uses / Pro Forma Capitalization Table
WNR Standalone Capitalization Table
($mm)
As of
3-31-16
Adjustments
Pro Forma
3-31-16
Cash & Cash Equivalents
566
$
(386)
180
$
$900 million Revolving Credit Facility
-
$
-
$
Term Loan Due 2020
538
538
Total Secured Debt
538
1,038
6.25% Senior Unsecured Note due 2021
350
350
New Term Loan
500
500
Total Debt
888
$
1,388
$
Credit Metrics
Total Debt/LTM Adjusted EBITDA
1.1x
1.4x
Net Debt/LTM Adjusted EBITDA
0.4x
1.2x
Total Secured Debt/LTM Adjusted EBITDA
0.7x
1.1x
Note:  Debt levels shown exclude unamortized financing costs.
1
Assumes 57,469,596 NTI units at a merger price of $15.00 plus
17,160,421 WNR shares to be issued assuming a closing price of $22.21 on May 25, 2016.
($ in millions)
$
Sources
($mm)
Equity Issued to NTI Public Unitholders
381
$
New Term Loan
500
WNR Cash Used
386
Total Sources
1,267
$
Uses
Purchased Equity
1,243
$
Fees
24
Total Uses
1,267
1
($mm)
1
Includes restricted cash of $37 million
2
Adjusted
EBITDA
includes
cash
distributions
from
NTI
and
WNRL,
see
Appendix
for
reconciliation
and
definition
of
Adjusted EBITDA.  Pro Forma Adjusted EBITDA includes $214 million of distributions to non-controlling interest.
1
2
2
2

CO
AZ
TX

SD
MN
WI

Western Refining
Northern Tier
Western Refining Logistics

Diversified Asset Base
WNR/
WNRL
Combined
with
NTI
Refineries
2
3
Capacity
(bpd)
156,000
253,800
Basin
Exposure
Permian,
Four
Corners
Bakken, Canada,
Permian,
Four
Corners
Retail Stores
258
541
Pipelines
(miles)
725
1,025
Storage
(mm bbls)
8.2
12.0
1
Includes 114 NTI franchised SuperAmerica
Stores.
2
NTI has a 17% interest in the Minnesota Pipeline.
Bakken
Formation
Permian
Basin
San Juan
Basin
El Paso
Gallup
St. Paul
Park
Clearbrook
Phoenix
WNR/WNRL/NTI Pipelines
Crane
Mason
Station
Wink
2
1
2

CA
AZ
CO
NM
MN
SD
WI
Williams
Colorado Springs
Las Vegas
Calnev
Los Angeles
Area
(6)
Colton
San Diego
Kinder Morgan
Flagstaff
Phoenix
Tucson
Kinder Morgan
Gallup
Bloomfield
Albuquerque
West Emerald
Plains
Navajo
El Paso
Juarez
HEP
Artesia
Valero
ConocoPhillips/Valero
ConocoPhillips/Valero
(2)
Amarillo
Lubbock
Valero
Valero
Midland
HEP
Magellan
Crane
Odessa
Abilene
Orion
Wichita
Falls
Williams
Corsicana
Dallas
Explorer
Orion
Austin
Houston
(20)
Gulf Coast
Chihuahua
Pemex
Mexico
Cadereyta

Western Refining

Northern Tier

Western Refining Logistics

7 St. Paul Park Attractive Refined Product Locations WNR/NTI Refinery Third-Party Refinery Third party Product Pipeline Magellan Pipeline System Chicago Area

$14
$12
$10
$8
$6
$4
$2
$-
$/bbl
TSO - California
MPC
PSX - Western/Pacific
VLO - West Coast
WNR - Gallup
NTI
VLO - USGC
VLO - North Atl
TSO - Mid Con
ALJ - Big Spring
HFC - Rocky Mountain
WNR - El Paso
PSX - Central Corridor
HFC - Mid Con
HFC - Southwest
PBF - GC (Chalmette)
VLO - Mid Cont
CVR - Wynnewood
PSX - USGC
CVR - Coffeyville
TSO - Pacific NW
PSX - Atlantic Basin/Europe
DK - Tyler, Texas Refinery
PBF - East Coast
PBF - Mid Con
DK - El Dorado, Arkansas...
ALJ - Krotz

$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$-
$/bbl
NTI
WNR - Gallup
TSO - California
VLO - West Coast
TSO - Mid Con
PSX - Western/Pacific
HFC - Rocky Mountain
WNR - El Paso
HFC - Southwest
MPC
PSX - Central Corridor
CVR - Wynnewood
ALJ - Big Spring
HFC - Mid Con
CVR - Coffeyville
VLO - Mid Cont
PBF - Mid Con
VLO - USGC
TSO - Pacific NW
VLO - North Atl
DK - Tyler, Texas Refinery
PSX - Atlantic...
PSX - USGC
PBF - East Coast
PBF - GC (Chalmette)
DK - El Dorado, Arkansas...
ALJ - Krotz

Independent Refineries
Gross Profit Comparison
Source:  Company Filings
Western and NTI have top quartile refineries
FY 2015 Gross Profit Per Throughput Barrel
Q1 2016 Gross Profit Per Throughput Barrel

UT
CO
KS
OK
AZ
NM
TX
San Juan Basin
Bloomfield
Bisti
Pettigrew
Lybrook
Star Lake
Gallup
Albuquerque
Phoenix
Tucson
Permian Basin
Denver City
Snyder
Centurion
Kinder Morgan
El Paso
Mason Station
Delaware Basin
McCamey
Mexico
Western Refining Logistics

WNRL Asset Base
•
685 miles of pipelines and
gathering systems in the
Southwestern U.S.
•
8.2 million barrels of active
storage capacity for refined
products, crude oil and other
products
•
Four refined products
terminals
•
Four fee-based asphalt
terminalling
facilities
•
Wholesale fuel / lubricant
distribution
•
Crude oil / asphalt trucking
WNR Refineries
Asphalt Plant/Terminal
Transportation & Storage
Refined Products Terminal
WNRL Pipelines
Third Party Pipeline

Western Refining
Northern Tier
Western Refining Logistics

Growth Opportunities
Refinery Investments
Project
Capital
($ mm)
Est
Operating
Income
($ mm)
Replace Crude Unit
Desalters
$
30
$
22
Crude Unit/Hydrotreater
Modification
19
10
Solvent
Deasphalter
63
27
$
112
$
59
St. Paul Park organic projects
Replace 10mbpd syncrude
with
WCS or Bakken
Increase crude oil throughput by
4mbpd and diesel recovery by 2%
Upgrade crude unit bottoms to
gas/diesel to fill underutilized
FCC unit
Note:  Operating income excludes depreciation and amortization.
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Historic Incremental Crude Margins
Syncrude & North Dakota Light
Syncrude
North Dakota Light
Avg Syncrude
Avg North Dakota Light
-5
0
5
10
15
20
25
30
35
$/bbl

Western Refining Northern Tier Western Refining Logistics

Growth Opportunities
WNR/NTI Potential Logistics Sales to WNRL
Project
Description
Northern Tier
(Traditional
Logistics)
Storage tanks / Terminals / Pipelines / Trucking
TexNew Mex
Crude Oil Pipeline
(WNR)
Economics associated with crude oil throughput on TexNew Mex pipeline above 13,000 bpd (TexNew Mex Units)
Bobcat Crude Oil
Pipeline
(WNR)
40 mile crude oil pipeline flowing from Mason Station, TX to Wink, TX plus two crude oil terminals
Jal / Wingate /
Clearbrook
(WNR)
Crude oil and LPG storage; rail logistics
Wink to Crane
Crude Oil Pipeline
(WNR)
Proposed ~60 mile crude oil pipeline connecting Wink Jackrabbit
Station to  Crane, TX [Project currently deferred]
$100 -
$125 mm annual Operating Income potential
Note:  Operating income excludes depreciation and amortization.

Dividend per Share
70% CAGR
$0.04
$0.08
$0.12
$0.18
$0.22
$0.26
$0.30
$0.34
$0.38
Dividend Amount
(thousands)

Capital Allocation Discipline
Strong Dividend Growth
Note:  Excludes one-time special dividends
$-
$5,000
$10,000
$15,000
$20,000
$25,000
$30,000
$35,000
$40,000
$-
$0.05
$0.10
$0.15
$0.20
$0.25
$0.30
$0.35
$0.40
Q1
'12
Q2
'12
Q3
'12
Q4
'12
Q1
'13
Q2
'13
Q3
'13
Q4
'13
Q1
'14
Q2
'14
Q3
'14
Q4
'14
Q1
'15
Q2
'15
Q3
'15
Q4
'15
Q1
'16
Q2
'16
Dividend per Share
Dividend Amount (thousands)

Western Refining
Northern Tier
Western Refining Logistics

Investment Considerations
Pipeline access to advantaged crude oil production
Permian, Four Corners, Bakken and western Canada
Historically strong refined product regions
Attractive
Refinery
Locations
Fully integrated crude oil pipeline system to serve refineries
Refined product distribution to wholesale end-user
Extensive retail network
Integrated
Distribution
Network
Two growth platforms:  Refining and Logistics
Enhance refining profitability
Expand logistics footprint
Growth
Opportunities
Debt reduction
Reinvest in business to grow EBITDA/ cash flow
Shareholder friendly
Capital
Allocation
Discipline
Pipeline access to advantaged crude oil production
Permian, Four Corners, Bakken and western Canada
Historically strong refined product regions
Attractive
Refinery
Locations
Fully integrated crude oil pipeline system to serve refineries
Refined product distribution to wholesale end-user
Extensive retail network
Integrated
Distribution
Network
Two growth platforms:  Refining and Logistics
Enhance refining profitability
Expand logistics footprint
Growth
Opportunities
Debt reduction
Reinvest in business to grow EBITDA/ cash flow
Shareholder friendly
Capital
Allocation
Discipline

Western Refining Northern Tier Western Refining Logistics

Appendix

Western Refining
NORTHERN TIER
Western Refining Logistics

WNR Consolidated Adjusted EBITDA Reconciliation
Three Month Period Ending
Twelve
Months
Ended
(In thousands)
Consolidated Western Refining, Inc.
June 2015
Sep 2015
Dec 2015
Mar 2016
Mar 2016
Net income attributable to Western Refining, Inc.
$
133,919
$
153,303
$
13,545
$
30,538
$
331,305
Net income attributable to non-controlling interests
79,948
64,795
(6,047)
9,047
147,743
Interest and debt expense
27,316
26,896
26,434
26,681
107,327
Provision for income taxes
78,435
92,117
(6,034)
18,629
183,147
Depreciation and amortization
51,143
51,377
52,845
52,651
208,016
Maintenance turnaround expense
593
490
836
125
2,044
Loss (gain) on disposal of assets, net
(387)
(52)
208
(130)
(361)
Net change in lower of cost or market inventory reserve
(38,204)
36,795
113,667
(51,734)
60,524
Unrealized (gain) loss on commodity hedging transactions
22,287
(271)
8,160
12,483
42,659
Adjusted EBITDA
1
$
355,050
$
425,450
$
203,614
$
98,290
$
1,082,404
1
See page 18 for definition of
Adjusted
EBITDA

Western Refining Northern Tier Western Refining Logistics

WNR Standalone Adjusted EBITDA Reconciliation
Three Month Period Ending
Twelve Months
Ended
(In thousands)
Jun-15
Sep-15
Dec-15
Mar-16
Mar-16
Net income attributable to Western Refining, Inc.
$         74,904
$       102,279
$            9,840
$          18,010
$             205,033
Net income attributable to non-controlling interest
-
-
-
-
-
Interest and debt expense
14,321
13,960
14,310
13,879
56,470
Provision for income taxes
78,287
92,114
(5,727)
18,368
183,042
Depreciation and amortization
26,891
26,648
26,257
25,538
105,334
Maintenance turnaround expense
593
490
836
125
2,044
Loss (gain) on disposal of assets, net
69
(6)
176
(26)
213
Net change in lower of cost or market inventory reserve
-
-
40,689
(40,689)
-
Unrealized (gain) loss on commodity hedging transactions
22,795
(1,531)
3,024
16,271
40,559
Adjusted
EBITDA
1
217,860
233,954
89,405
51,476
592,695
Distributions from WNRL
10,902
11,628
12,611
13,392
48,533
Distributions from NTI
38,472
42,391
37,047
13,537
131,447
Adjusted EBITDA plus distributions
$       267,234
$       287,973
$       139,063
$       78,405
$
772,675
1
See page 18 for definition of
Adjusted
EBITDA

Western Refining
Northern Tier
Western Refining Logistics

NTI Adjusted EBITDA Reconciliation
Three Month Period Ending
Twelve Months
Ended
(In thousands)
Jun-15
Sep-15
Dec-15
Mar-16
Mar-16
Net income attributable to Western Refining, Inc.
$         48,490
$         40,117
$        (6,141)
$
3,224
$
85,690
Net income attributable to non-controlling interest
74,558
59,209
(11,043)
4,344
127,068
Interest
and debt expense
6,747
6,732
5,433
5,750
24,662
Provision for income taxes
-
-
-
-
-
Depreciation and amortization
19,515
19,746
20,111
19,969
79,341
Maintenance turnaround expense
-
-
-
-
-
Loss on extinguishment of debt
-
-
-
-
-
Loss (gain) on disposal of assets, net
(296)
(33)
53
(5)
(281)
Net change in lower of cost or market inventory reserve
(38,204)
36,795
72,978
(11,045)
60,524
Unrealized (gain) loss on commodity hedging transactions
(508)
1,260
5,136
(3,788)
2,100
Adjusted
EBITDA
1
$
110,302
$      163,826
$
86,527
$
18,449
1
See page 18 for definition of
Adjusted
EBITDA
$            379,104

Western Refining NORTHERN TIER Western Refining Logistics

Adjusted EBITDA
The
tables
on
the
previous
pages
reconcile
net
income
to
Adjusted
EBITDA
for
the
periods
presented.
Adjusted EBITDA represents earnings before interest and debt expense, provision for income taxes, depreciation, amortization, maintenance turnaround expense and certain other non-cash income and expense items. However, Adjusted EBITDA is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of
Adjusted EBITDA generally eliminates the effects of financings, income taxes, the accounting effects of significant turnaround activities (that many of our competitors capitalize and thereby exclude from their measures of EBITDA) and certain non-cash charges that are items that may vary for different companies for reasons unrelated to overall operating performance.
Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•
Adjusted EBITDA does not reflect our cash expenditures or future requirements for significant turnaround activities, capital expenditures or contractual commitments;
•
Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and
•
Adjusted EBITDA, as we calculate it, may differ from the Adjusted EBITDA calculations of other companies in our industry, thereby limiting its usefulness as a comparative measure.
Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in
the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted
EBITDA only supplementally.

Western Refining
Northern Tier
Western Refining Logistics

WNRL EBITDA Reconciliation
Three Month Period Ending
Twelve Months
Ended
(In thousands)
Jun-15
Sep-15
Dec-15
Mar-16
Mar-16
Net income attributable to Western Refining, Inc.
$        10,525
$        10,907
$          9,846
$          9,304
$
40,582
Net income attributable to non-controlling interest
5,390
5,586
4,996
4,703
20,675
Interest and debt expense
6,248
6,204
6,691
7,052
26,195
Provision for income taxes
148
3
(307)
261
105
Depreciation and amortization
4,737
4,983
6,477
7,144
23,341
Loss (gain) on disposal of assets, net
(160)
(13)
(21)
(99)
(293)
EBITDA
1
$        26,888
$        27,670
$        27,682
$        28,365
$           110,605
1
See page 20 for definition of
EBITDA

EBITDA
We define EBITDA as earnings before interest and debt expense, provision for income taxes and depreciation and amortization. We define
Distributable Cash Flow as EBITDA plus the change in deferred revenues, less debt interest accruals, income taxes paid, maintenance capital expenditures and distributions declared on our TexNew Mex units.
EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under
GAAP. Some of these limitations are:
•
EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•
EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•
EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and
•
EBITDA, as we calculate it, may differ from the EBITDA calculations of our affiliates or other companies in our industry, thereby limiting its usefulness as a comparative measure.
EBITDA and Distributable Cash Flow are used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:
•
our operating performance as compared to those of other companies in the midstream energy industry, without regard to financial methods, historical cost basis or capital structure;
•
the ability of our assets to generate sufficient cash to make distributions to our unitholders;
•
our ability to incur and service debt and fund capital expenditures; and
•
the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.
Distributable Cash Flow is also a quantitative standard used by the investment community with respect to publicly traded partnerships because the value of a partnership unit is, in part, measured by its yield. Yield is based on the amount of cash distributions a partnership can pay to a unitholder.
We believe that the presentation of these non-GAAP measures provides useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to EBITDA and Distributable Cash Flow is net income attributable to limited partners. These non-GAAP measures should not be considered as alternatives to net income or any other measure of financial performance presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income attributable to limited partners. These non-
GAAP measures may vary from those of other companies. As a result, EBITDA and Distributable Cash Flow as presented herein may not be
comparable to similarly titled measures of other companies.